

September 18, 2009

Mr. Steven P. Smart
Executive Vice President and Chief Financial Officer
Approach Resources Inc.
One Ridgemar Centre, 6500 W. Freeway, Suite 800
Fort Worth, TX 76116

> **Re:** **Approach Resources Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 13, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 6, 2009**
> **Response Letter Dated August 12, 2009**
> **File No. 1-33801**

Dear Mr. Smart:

We have reviewed your response letter have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Signatures

1.   We note your response to our prior comment 11 concerning signatures. Please amend your Form 10-Q for the fiscal quarter ended March 31, 2009 to add the required signature of the principal financial or chief accounting officer.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to

Mr. Steven P. Smart
Approach Resources Inc.
September 18, 2009
Page 2

provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

 Please contact Norman Gholson at (202) 551-3237, Laura Nicholson at (202) 551-3584 or me at (202) 551-3745 with any questions.

       Sincerely,

       H. Roger Schwall
       Assistant Director